UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 17, 2023

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Reports Second Quarter 2022 Financial Results

Legend Biotech Corporation (“Legend Biotech”) is filing this Form 6-K to report its unaudited condensed consolidated statements of profit or loss for the three and six months ended June 30, 2022 and its unaudited condensed consolidated statements of financial position as at June 30, 2022, as required by Nasdaq Listing Rule 5250(c)(2).
This report on Form 6-K is hereby incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended June 30, 2022	Six months ended June 30, 2022
	(Unaudited)	(Unaudited)
(in thousands, US$, except share and per share data)
REVENUE
License revenue	—	50,000
Collaboration revenue	11,937	11,937
Other revenue	34	74
Total Revenue	11,971	62,011
Collaboration cost of revenue	(16,939)	(16,939)
Other income and gains	1,856	2,868
Research and development expenses	(68,827)	(150,375)
Administrative expenses	(18,050)	(30,707)
Selling and distribution expenses	(27,440)	(48,742)
Other expenses	(8,099)	(9,626)
Fair value gain/loss of warrant liability	(65,900)	(31,000)
Finance costs	(1,643)	(2,687)
LOSS BEFORE TAX	(193,071)	(225,197)
Income tax expense	(157)	(320)
LOSS FOR THE PERIOD	(193,228)	(225,517)
Attributable to:
Ordinary equity holders of the parent	(193,228)	(225,517)
Loss per share attributable to ordinary equity holders of the parent:
Ordinary shares – basic	(0.62)	(0.73)
Ordinary shares – diluted	(0.62)	(0.73)
Shares used in loss per share computation:
Ordinary shares – basic	309,777,816	309,241,404
Ordinary shares – diluted	309,777,816	309,241,404

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

June 30, 2022
(Unaudited)
(in thousands, US$)
NON-CURRENT ASSETS
Property, plant and equipment	106,181
Advance payments for property, plant and equipment	191
Right-of-use assets	39,423
Other non-current assets	31,911
Intangible assets	4,624
Time deposits	4,470
Total non-current assets	186,800
CURRENT ASSETS
Collaboration inventories	8,158
Trade receivables	461
Prepayments, other receivables and other assets	42,143
Collaboration lease receivables	671
Pledged deposits	1,402
Time deposits	403,334
Cash and cash equivalents	379,776
Total current assets	835,945
Total assets	1,022,745
CURRENT LIABILITIES
Trade and notes payables	12,238
Other payables and accruals	116,842
Government grants	315
Tax payable	9,339
Warrant liability	118,900
Lease liabilities	2,122
Total current liabilities	259,756
NON-CURRENT LIABILITIES
Lease liabilities	4,380
Collaboration interest-bearing advanced funding	189,218
Other non-current liabilities	314
Government grants	6,445
Total non-current liabilities	200,357
Total liabilities	460,113
EQUITY
Share capital	31
Reserves	562,601
Total ordinary shareholders’ equity	562,632
Total equity	562,632
Total liabilities and equity	1,022,745

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: February 17, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer